SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN NO. 129 / 2004

DATE: 06/02/ 2004

BEFORE THE END OF THE YEAR, THE NEW PEMEX FRANCHISE LIST
SHALL BE READY

•	The objective: to offer not only excellent products and services, but to increase the profitability.
•	The actions taken to fight the illicit fuel market in the country are starting to have favorable results.
•	Gasoline business persons against the illicit market: De la Cruz Marias.

CANCUN, Quintana Roo., June 2, 2004 — The Director General of Petroleos Mexicanos, Raúl Muñoz Leos, informed that before the end of the year, the new PEMEX Franchise shall initiate, which offers not only quality fuels and excellent services, but also other products offering greater added value and attractive additional benefits for the customers.

        When inaugurating the works of the Sixteenth National Convention and Exposition 2004, of the National Organization of Mexican Gasoline Business men (ONEXPO) Muñoz Leos thanked the participation and support of the gasoline business persons to fight, together with the fiscal, judicial and administrative authorities and the legislative power, against the illicit fuel market. Carlos Cardin assisted in representation of the governor, Joaquín Ernesto Hendricks Díaz. Several actions have been applied to this struggle and the results are starting to be favorable.

        In this act, the President of the ONEXPO, Humberto de la Cruz Murías, said that his union shall always reject the action of those persons benefiting from crimes, such as the illicit sale of fuels, and pointed out that his organization agrees that such actions should be punished according to law.

        He emphasized that the gasoline business men adhered to the PEMEX Franchise are interested in restoring their image before society. Therefore, they shall support the strategies to increase the profitability of the business of commercializing fuels and strengthen this franchise.

        The Director of PEMEX informed that today the franchise is recognized for its good results, since over the course of ten years, apart from improving the facilities, it was able to double the number of service stations, changing from a little bit more than three thousand to almost seven thousand.

        He made clear that, in order to strengthen the commercial relationship with the gasoline business men, they must take advantage of the opportunities available for generating a greater value in the commercialization of fuel in the country, as well as to offer better services and complementary products.

        He noted the challenge to modernize the franchise, and the need to examine and resolve some aspects of the commercial link. These aspects include the territorial concept and limits, the start of a new policy for wholesalers, a more practical and economical guarantee system in respect to the finances currently managed, new formulas to develop complementary businesses, and those related to the operation, the measurement and temperature of the products, as well as construction standards.

        These elements, he added, will allow them to maintain the profitable conditions for the PEMEX franchise, attract new investors and allow today’s commercial partners to grow their businesses

        He recognized that the gasoline business men have made great strides towards the improvement of the facilities and the rendering of basic and complementary services. PEMEX, for its part, has maintained its goal of improving the quality of its fuels, thanks to the reconfiguration of four refineries, namely Cadereyta, Madero, Salamanca and Tula. This effort continues with the modernization project of the Minatitlán facilities.

        Before the Senator Gustavo Cárdenas Gutierrez, President of the Tourism Commission from the Senate Chamber and Senator Alejandro Gutiérrez Gutiérrez, Secretary of the Finance and Public Credit Commission of the Senate from the Republic, Muñoz Leos pointed out that ten years ago the gasoline stations had obsolete equipment and no maintenance, provoking an unsafe sensation.

        Currently, he emphasized, the service stations are clean places with modern equipment and personnel offering kind and friendly treatment to customers.

        After remembering that the PEMEX Franchise was one of the first and most successful ones in the country, he confirmed that all efforts would be exercised to keep improving the services, oriented towards giving better attention to customers and guaranteeing a healthy development of the fuel business.

        During the meeting, the Director General from PEMEX took the declaration of the new President of the ONEXPO, Eng. José Angel García Hernández, to whom he wished success in his position, in substitution of Mr. Humberto de la Cruz Murías, C.P.A., whom he congratulated for his work directing this organization.

*********